SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

Regional Bankshares, Inc.

(Name of Issuer)

Regional Bankshares, Inc.

Francine P. Bachman T. James Bell, Jr.	Shannon R. Morrison Randolph G. Rogers
Peter Collin Coggeshall, Jr. Terry M. Hancock	Gosnold G. Segars Howard W. Tucker, Jr.
Franklin Hines J. Richard Jones, Jr.	Curtis A. Tyner, Sr. Patricia M. West
Woodward H. Morgan, III
(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

 (CUSIP Number of Class of Securities)

Curtis A. Tyner, Sr.
President and Chief Executive Officer
Regional Bankshares, Inc.
206 South Fifth Street
Hartsville, South Carolina 29550
(843) 383-0570

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Katherine M. Koops, Esq.
Powell Goldstein LLP
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia  30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,667,772.94	$333.56

*
For purposes of calculating the fee only.  This amount assumes the acquisition of 42,499 shares of common stock of the subject company for $14.50 per share in cash and the exchange of  123,856 shares of common stock of the subject company for 123,856 shares of Series A Preferred Stock of the subject company.  Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value for the shares exchanged for Series A Preferred Stock is based on the book value of the subject company as of March 31, 2006, which was $8.49 per share.  The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Agreement and Plan of Reorganization (the “Plan”) providing for the merger of Regional Interim Corporation with and into Regional Bankshares, Inc. (“Regional”), with Regional surviving the merger (the “Reorganization”) was approved by Regional’s shareholders on November 8, 2007 and became effective on November 13, 2007 upon the filing of the Articles of Merger with the South Carolina Secretary of State.  Under the terms of the Plan, any shareholder who was the record holder of 126 or fewer shares of Regional common stock will receive $14.50 in cash in exchange for each share of his or her common stock and any shareholder who was the record holder of more than 126 shares but fewer than 631 shares of Regional common stock will receive one share of Regional Series A Preferred Stock for each share of his or her common stock.  All other shares of Regional common stock will remain outstanding and be unaffected by the Reorganization.   As a result of the Reorganization, 35,824 shares of Regional common stock held by approximately 322 shareholders of record were converted into the right to receive cash in the amount of $14.50 per share, and 121,624 shares of Regional common stock held by approximately 351 shareholders of record were reclassified to Regional Series A preferred stock.   After the Reorganization, the number of outstanding shares of Regional common stock was 587,223 and the number of common shareholders of record was approximately 171.  Additionally, after the Reorganization, the number of outstanding shares of Regional Series A preferred stock was 121,624 and the number of Series A shareholders of record was approximately 351.   One Regional shareholder exercised statutory dissenters’ rights with respect to the Reorganization.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14, 2007
REGIONAL BANKSHARES, INC.

By:	/s/ Curtis A. Tyner, Sr.
Curtis A. Tyner, Sr.
President and Chief Executive Officer

REGIONAL INTERIM CORPORATION

By:	/s/ Curtis A. Tyner, Sr.
Curtis A. Tyner, Sr.
President

Signature	Title	Date

*	Director
Francine P. Bachman

*	Director
T. James Bell, Jr.

*	Director
Peter C. Coggeshall, Jr.

*	Director
Terry M. Hancock

*	Director
Franklin Hines

*	Director
J. Richard Jones

*	Director
Woodward H. Morgan, III

*	Vice President and Cashier	November 14, 2007
Shannon Morrison

*	Director
Randolph G. Rogers

*	Director
Gosnold G. Segars, Jr.

*	Director
Howard W. Tucker, Jr.

/s/ Curtis A. Tyner, Sr.	Director, President	November 14, 2007
Curtis A. Tyner, Sr.	and Chief Executive Officer

*	Director
Patricia M. West

*By:	Curtis A. Tyner, Sr.
Curtis A. Tyner, Sr.
Attorney-in-fact